LPL FINANCIAL HOLDINGS INC.

LPL HOLDINGS, INC.

4707 Executive Drive

San Diego, CA 92121

October 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Robert Arzonetti & Susan Block

Re:	LPL Financial Holdings Inc.

LPL Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-274631)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LPL Financial Holdings Inc., a Delaware corporation, and LPL Holdings, Inc., a Massachusetts corporation (collectively, the “Registrants”), hereby request that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on November 1, 2023, or as soon as possible thereafter. The Registrants hereby authorize Marko S. Zatylny or Thomas Fraser of Ropes & Gray LLP, counsel to the Registrants, to orally modify or withdraw this request for acceleration.

Please call Thomas Fraser of Ropes & Gray LLP, counsel to the Registrants, at (617) 951- 7063 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

LPL FINANCIAL HOLDINGS INC.
LPL HOLDINGS, INC.

By:	/s/ Dan H. Arnold
Name:	Dan H. Arnold
Title:	Chief Executive Officer, President, and Director of LPL Financial Holdings Inc. and LPL Holdings, Inc.

[Signature Page to Acceleration Request]